October 24, 2024

Q3 and YTD 2024 Financial Results
• Total Q3 2024 net revenue (NR) of $307m, +13% vs. Q3 2023
• SUBLOCADE® Q3 2024 NR of $191m, +14% vs. Q3 2023; YTD 2024 SUBLOCADE NR of $562m, +24% vs. YTD 2023
• Expected settlement reached with certain end payors to resolve remaining antitrust cases

Period to September 30th (Unaudited)	Q3 2024 $m	Q3 2023 $m	% Change	YTD 2024 $m	YTD 2023 $m	% Change
Net Revenue	307	271	13%	889	800	11%
Operating Profit/(Loss)	4	(183)	nm	(64)	(65)	-2%
Net Income/(Loss)	4	(135)	nm	(57)	(52)	10%
Diluted EPS ($)	$0.03	$(0.98)	nm	$(0.42)	$(0.38)	11%
Adjusted Basis
Adj. Operating Profit[1]	97	60	62%	245	202	21%
Adj. Net Income[1]	72	49	47%	182	162	12%
Adj. Diluted EPS[1] ($)	$0.54	$0.34	59%	$1.34	$1.14	18%
1 Adjusted Basis excludes the impact of exceptional items and other adjustments as referenced and reconciled in the "Adjusted Results" appendix on page 24. Adjusted results are not a substitute for, or superior to, reported results presented in accordance with International Financial Reporting Standards ("IFRS").
The "Company" refers to Indivior PLC and the "Group" refers to the Company and its consolidated subsidiaries.

Comment by Mark Crossley, CEO of Indivior PLC
“Our third quarter results show solid double-digit top- and bottom-line growth and are in line with the business update we issued on October 10th. The general market conditions we highlighted at that time continue and are reflected in our maintained FY 2024 outlook.
Despite these near-term competitive headwinds, we remain firm in our belief that SUBLOCADE has a differentiated and optimal profile for opioid use disorder patients, particularly with the ongoing proliferation of potent synthetic opioids. Furthermore, as highlighted at our business update, evidence among multiple co-prescribing cohorts since the competitor’s launch supports our belief that SUBLOCADE will retain a leadership position in the long-acting injectable category, with SUBLOCADE share currently in the mid-60s percent range across these cohorts. Looking ahead, with continued strong execution supplemented by important potential FDA label updates, we expect to move beyond this near-term period of market disruption to ultimately deliver SUBLOCADE peak net revenue of greater than $1.5 billion.
To further support our goal, we are pursuing significant streamlining actions across both G&A and R&D, including termination of pipeline activities outside of OUD assets which are committed and underway. The savings from these efforts will be used to fuel SUBLOCADE growth, fund year-over-year incremental investment behind our two Phase 2 OUD assets and underpin our focus on supporting Group margins. Taken together, we expect to deliver a net reduction in overall operating expense in FY 2025 of $10 million to $20 million when compared to the mid-point of FY 2024 operating expense guidance.
Lastly, we continue to address legacy litigation to create greater certainty for all stakeholders. Our third quarter results include a $39 million provision for the preliminary agreement related to the remaining parties in the legacy antitrust litigation. While the parties must negotiate material terms and conditions of the final settlement agreement, when finalized this will close this legacy matter."

YTD/ Q3 2024 Financial Highlights
•YTD 2024 total net revenue (NR) of $889m increased 11% (YTD 2023: $800m); Q3 2024 total NR of $307m increased 13% (Q3 2023: $271m).
•YTD 2024 reported operating loss was $64m (YTD 2023 operating loss: $65m); Q3 2024 reported operating profit was $4m (Q3 2023 operating loss: $183m). YTD 2024 adjusted operating profit of $245m increased 21% (Adjusted YTD 2023: $202m). Q3 2024 adjusted operating profit of $97m increased 62% (Adjusted Q3 2023: $60m).
•YTD 2024 reported net loss was $57m (YTD 2023 net loss: $52m); Q3 2024 reported net income was $4m (Q3 2023 net loss: $135m). YTD 2024 adjusted net income of $182m increased 12% (Adjusted YTD 2023: $162m). Q3 2024 adjusted net income of $72m increased 47% (Adjusted Q3 2023: $49m).
•Cash and investments totaled $344m at September 30, 2024 (including $26m investments restricted for self-insurance) (FY 2023: $451m). The decrease was primarily due to the Group's litigation settlement payments of $158m and share repurchases of $122m, partly offset by cash flow from operating activities.
YTD/ Q3 2024 Product Highlights
•SUBLOCADE (buprenorphine extended release) Injection: YTD 2024 NR of $562m (+24% vs. YTD 2023); Q3 2024 NR of $191m (+14% vs. Q3 2023 and (1)% vs. Q2 2024). Year-over-year growth primarily reflects continued volume growth in Organized Health System and Criminal Justice System channels in the U.S. Q3 2024 U.S. units dispensed were approx. 158,500 (+19% vs. Q3 2023 and +2% vs. Q2 2024). Total U.S. patients on a 12-month rolling basis at the end of Q3 2024 were approximately 166,600 (+37% vs. Q3 2023 and +4% vs. Q2 2024).
•OPVEE® (nalmefene) nasal spray: Q3 2024 NR of $15m comprised of two 100,000 unit orders from the U.S. Biomedical Advancement Research and Development Authority (BARDA). Near-term launch focus is on supporting policy changes to enable nalmefene opioid rescue treatment and increasing product trial among targeted users.
•SUBOXONE® (buprenorphine/naloxone) Film: U.S. share in Q3 2024 averaged 15% (Q3 2023: 18%).
•PERSERIS® (risperidone) extended release injection: YTD 2024 NR of $31m and Q3 2024 NR of $8m. As previously announced, sales and marketing of PERSERIS have been discontinued.
•INDV-1000 (Alcohol Use Disorder): discontinuing development of preclinical GABA-b Positive Allosteric Modulator.
FY 2024 Guidance
On October 10th, the Group updated its financial guidance for FY 2024 as detailed below.

Guidance assumes no material change in exchange rates for key currencies compared with FY 2023 average rates, notably USD/GBP and USD/EUR.

FY 2024
Net Revenue (NR)	$1,125m to $1,165m (+5% at midpoint vs. FY 2023)
SUBLOCADE NR	$725m to $745m (+17% at midpoint vs. FY 2023)
OPVEE NR	Approximately $15m
PERSERIS NR1	$32m to $37m
SUBOXONE Film Market Share	Assumes historic rate of share decline in FY 2024 of 1 to 2 percentage points and the potential impact from a fourth buprenorphine/naloxone sublingual film generic in the U.S. market
Adjusted Gross Margin	Low to mid-80s % range
Adjusted SG&A	($555m) to ($560m)
R&D	($115m) to ($120m)
Adjusted Operating Profit	$260m to $280m (midpoint flat vs. FY 2023)
1As previously announced, sales and marketing of PERSERIS have been discontinued.

Share Repurchase Program
On July 25, 2024, Indivior announced a new non-discretionary $100m share repurchase program that commenced on August 5, 2024. Through October 11, the Group repurchased and canceled 4,862k Indivior ordinary shares as part of this program, equivalent to approximately 4% of diluted shares outstanding, at a daily weighted average purchase price of 839p. The cost was approximately $53m, which includes directly attributable transaction cost. This program is targeted to be completed by January 31, 2025.
Expected settlement reached with certain end payors to resolve remaining antitrust cases
Indivior continues to address legacy litigation to create greater certainty for all stakeholders. Today, the Group announces an expected settlement of the last remaining antitrust litigation with (i) Humana, Inc. and certain of its affiliates (collectively, “Humana”) and (ii) with Centene Corporation, Wellcare Healthcare Plans, Inc., New York Quality Healthcare Corp. (d/b/a Fidelis Care), and Health Net, LLC (collectively, “Centene”). The Group has recorded a provision of $39m reflecting the net present value (NPV) at the risk-free rate of the agreed amounts to be paid in 2024 and 2025. The parties to the settlement still must negotiate material terms and conditions of the final settlement agreement, which Indivior expects to resolve shortly. Final settlement, if reached, would resolve all of the Group’s remaining legacy antitrust litigation, including all claims in the Kentucky and Pennsylvania state court actions filed by Humana, and all claims in the Virginia state court action filed by Centene.
U.S. OUD Market Update
In Q3 2024, U.S. buprenorphine medication-assisted treatments (BMAT) grew in mid-single digits in volume terms. The Group continues to expect long-term U.S. growth to be sustained in the mid- to high-single digit percentage range due to increased overall public awareness of the opioid epidemic and approved treatments, together with regulatory and legislative actions.
Financial Performance in YTD/Q3 2024
Total NR in YTD 2024 increased 11% to $889m (YTD 2023: $800m) at actual exchange rates (+11% at constant exchange rates1). In Q3 2024, total NR increased 13% to $307m (Q3 2023: $271m) at actual exchange rates (+13% at constant exchange rates1).
U.S. NR increased 14% in YTD 2024 to $755m (YTD 2023: $662m) and by 15% in Q3 2024 to $261m (Q3 2023: $227m). Double-digit year-over-year SUBLOCADE volume growth and the fulfillment of OPVEE orders from BARDA primarily drove the increases in NR in both periods. Q3 2024 NR also benefited from updates to channel mix and trade spend estimations for both SUBLOCADE and SUBOXONE Film. These benefits were partially offset by SUBLOCADE trade destocking versus stocking in the year-ago quarter. Pricing was not material to NR growth.
Rest of World (ROW) NR decreased 3% at actual exchange rates in YTD 2024 to $134m (YTD 2023: $138m) (-3% at constant exchange rates1). Positive contributions from new products (SUBLOCADE / SUBUTEX® Prolonged Release and SUBOXONE Film) were more than offset by the ongoing generic erosion of the legacy tablet business and the timing of shipments. In Q3 2024, ROW NR increased 5% at actual exchange rates to $46m (Q3 2023: $44m) (2% at constant exchange rates1) mainly reflecting positive contributions from new products that were partially offset by generic erosion of legacy tablet business. YTD 2024 SUBLOCADE / SUBUTEX Prolonged Release NR increased 27% to $38m(YTD 2023: $30m) and in Q3 2024 increased 30% to $13m(Q3 2023: $10m), all at actual exchange rates.
Gross margin as reported in YTD 2024 was 77% (YTD 2023: 83%) and 78% in Q3 2024 (Q3 2023: 83%). YTD 2024 and Q3 2024 included $51m and $10m, respectively, of costs related to the discontinuation of sales and marketing for PERSERIS. In addition, adjustments for amortization of acquired intangible assets within cost of sales of $9m in YTD 2024 and $3m in Q3 2024 were also included in the reported gross margin. Excluding these costs and adjustments, adjusted gross margin was 83% and 82% in YTD 2024 and Q3 2024, respectively (both YTD 2023 and Q3 2023: 84%). The decrease in adjusted gross margin in both YTD period and quarter primarily reflects cost inflation and favorable pricing on specified batches produced in Q3 2023 that did not repeat in Q3 2024 partially offset by a transitory benefit relating to the BARDA agreement that will reverse in future periods and an improved product mix from the continued growth of SUBLOCADE.
SG&A expenses as reported in YTD 2024 were $665m (YTD 2023: $654m) and $208m in Q3 2024 (Q3 2023: $390m). YTD 2024 and Q3 2024 included $244m and $75m of exceptional items, respectively (YTD 2023 and Q3 2023: $262m and $240m, respectively). See "Appendix" for adjusted results for details of exceptional SG&A expenses for YTD and Q3 2024 and 2023.
1 Net revenue at constant exchange rates is a non-IFRS measure used by management to evaluate underlying performance of the business and is calculated by applying the prior year exchange rate to current year net revenue in the currencies of the foreign entities.

Excluding exceptional items, YTD 2024 adjusted SG&A expense increased 7% to $421m (Adjusted YTD 2023: $392m), reflecting increased sales and marketing related to SUBLOCADE and the launch of OPVEE, as well as cost inflation; Q3 2024 adjusted SG&A expense decreased 11% to $133m (Adjusted Q3 2023: $150m), primarily reflecting lower expenses from the discontinuation of PERSERIS, as well as lower legal and other administrative expenses.
R&D expenses in YTD 2024 and Q3 2024 were $76m and $22m, respectively (YTD 2023: $77m; Q3 2023: $18m), and represented a decrease of 1% and an increase of 22%, respectively. The modest decrease in the YTD period was primarily due to lower activity related to post-marketing studies for SUBLOCADE offset by pipeline advancement activities principally related to Phase 2 studies for INDV-2000 and INDV-6001. The increase in Q3 2024 primarily reflects the aforementioned pipeline advancement activities for INDV-2000 and INDV-6001.
Operating loss as reported was $64m in YTD 2024 (YTD 2023 operating loss: $65m). The change on a reported basis reflects higher NR and gross profit offset by increased operating expenses. (See "Appendix" for adjusted results details of exceptional expenses included in operating profit).
After excluding exceptional items and other adjustments of $309m and $267m in YTD 2024 and YTD 2023, respectively, YTD 2024 adjusted operating profit increased 21% to $245m (YTD 2023: $202m). The increase primarily reflects higher total NR partially offset by increased SG&A expenses, primarily due to increased sales and marketing related to SUBLOCADE and the launch of OPVEE.
Q3 2024 operating profit as reported was $4m (Q3 2023 operating loss: $183m). On an adjusted basis, Q3 2024 operating profit increased 62% to $97m (adjusted Q3 2023: $60m), excluding exceptional costs and other adjustments of $93m (Q3 2023: $243m). The increase on an adjusted basis primarily reflects higher total NR and lower SG&A expenses.
Net finance expense was $10m in YTD 2024 (YTD 2023: $4m income) reflecting a decrease in interest income on lower cash and investment balances. Q3 2024 net finance expense was $5m (Q3 2023: $2m income).
Reported tax benefit was $17m in YTD 2024 and the effective tax rate was 23% (YTD 2023 tax expense/rate: $9m, 15%). YTD 2024 adjusted tax expense was $53m, and the adjusted effective tax rate was 23% (YTD 2023 adjusted tax expense/rate: $44m, 21%). The adjusted results exclude tax benefits on exceptional items and other adjustments. The movement in the effective tax rate on adjusted profits was impacted by an increase in the U.K. corporation tax rate from 23.5% to 25%. The Q3 2024 reported tax benefit was $5m, and the effective tax rate was not meaningful (Q3 2023: $46m, 25%). The tax expense on Q3 2024 adjusted profits was $20m, and the adjusted effective tax rate was 22%. The tax expense on Q3 2023 adjusted profits amounted to $13m, for a comparable adjusted effective tax rate of 21%.
Reported net loss in YTD 2024 was $57m and adjusted net income was $182m (YTD 2023 reported net loss: $52m, adjusted net income: $162m). The 12% increase in net income on an adjusted basis primarily reflected higher NR partly offset by an increase in operating expense. Q3 2024 net income on a reported basis was $4m (Q3 2023: net loss $135m), and net income of $72m on an adjusted basis excluding the net after-tax impact from exceptional items and other adjustments (Adjusted Q3 2023: $49m). Higher Q3 2024 net income on an adjusted basis was primarily due to an increase in NR.
Diluted (losses) earnings per share were $(0.42) on a reported basis and $1.34 on an adjusted basis in YTD 2024 (YTD 2023: $(0.38) diluted earnings per share and $1.14 adjusted diluted earnings per share). In Q3 2024, diluted losses per share and adjusted diluted earnings per share were $0.03 and $0.54, respectively (Q3 2023: $(0.98) earnings per share on a diluted basis and $0.34 earnings per share adjusted diluted basis).

Balance Sheet & Cash Flow
Cash and investments totaled $344m at the end of Q3 2024, a decrease of $107m versus the $451m position at the end of 2023. The decrease was primarily due to the Group's litigation settlement payments of $158m and share repurchases of $122m, partly offset by cash inflow from operating and investing activities.
Net working capital, defined by management as inventory plus trade receivables, less trade and other payables, was negative $386m on September 30, 2024, versus negative $347m at the end of FY 2023, reflecting increases in the balance of accruals rebates, discounts and returns due to the timing of rebated invoicing.
Cash generated from operations in YTD 2024 was $94m (YTD 2023 cash used in operations: $2m), reflecting ongoing operating performance partially offset by litigation payments of $158m. Net cash flow from operating activities was $41m in YTD 2024 (YTD 2023 cash outflow: $34m) primarily reflecting cash generated from operations less tax payments.
Cash inflow from investing activities in YTD 2024 was $59m (YTD 2023 cash outflow: $104m) reflecting investment maturities, partially offset by capital expenditures. In the prior year period, the outflow from investing activities primarily reflected the Opiant acquisition, net of cash assumed.
Cash outflow from financing activities in YTD 2024 was $129m (YTD 2023 cash outflow: $25m) primarily reflecting shares repurchased and canceled. In the prior-year period, the outflow from financing activities primarily reflected shares repurchased and canceled and the extinguishment of debt assumed in the Opiant acquisition.
Principal Risks Update
The principal risks facing the Group for the second half of 2024 are expected to be consistent with those disclosed in the 2023 Annual Report on Form 20-F..
Exchange Rates
The average and period end exchange rates used for the translation of currencies into U.S. dollars that have the most significant impacts on the Group’s results were:

	9 Months to September 30, 2024	9 Months to September 30, 2023
GB £ period end	1.3410	1.2125
GB £ average rate	1.2765	1.2444

€ Euro period end	1.1169	1.0503
€ Euro average	1.0869	1.0835
Webcast Details
A live webcast presentation will be held on October 24, 2024, at 13:00 GMT (8:00 am EDT) hosted by Mark Crossley, CEO. The details are below. All materials will be available on the Group’s website prior to the event at www.indivior.com. Please copy and paste the below web links into your browser.
The webcast link: https://edge.media-server.com/mmc/p/ppm4ske8

Participants may access the presentation telephonically by registering with the following link (please cut and paste into your browser):
https://register.vevent.com/register/BId4d5b45a6f3e4291ba42150c1620fc64
(Registrants will have an option to be called back directly immediately prior to the call or be provided a call-in # with a unique pin code following their registration)

For Further Information

Investor Enquiries	Jason Thompson	VP, Investor Relations Indivior PLC	+1 804 402 7123 jason.thompson@indivior.com
	Tim Owens	Director, Investor Relations Indivior PLC	+1 804 263 3978 timothy.owens@indivior.com
Media Enquiries	Jonathan Sibun	Teneo U.S. Media Inquiries	+44 (0)20 7353 4200 +1 804 594 0836 Indiviormediacontacts@indivior.com
Corporate Website    www.indivior.com
This announcement does not constitute an offer to sell, or the solicitation of an offer to subscribe for or otherwise acquire or dispose of shares in the Group to any person in any jurisdiction to whom it is unlawful to make such offer or solicitation.
The person responsible for making this announcement is Kathryn Hudson, Company Secretary.

About Indivior
Indivior is a global pharmaceutical company working to help change patients' lives by developing medicines to treat substance use disorders (SUD), overdose and serious mental illnesses. Our vision is that all patients around the world will have access to evidence-based treatment for the chronic conditions and co-occurring disorders of SUD. Indivior is dedicated to transforming SUD from a global human crisis to a recognized and treated chronic disease. Building on its global portfolio of OUD treatments, Indivior has a pipeline of product candidates designed to both expand on its heritage in this category and potentially address other chronic conditions and co-occurring disorders of SUD. Headquartered in the United States in Richmond, VA, Indivior employs over 1,000 individuals globally and its portfolio of products is available in over 30 countries worldwide. Visit www.indivior.com to learn more. Connect with Indivior on LinkedIn by visiting www.linkedin.com/company/indivior.

Important Cautionary Note Regarding Forward-Looking Statements
This announcement contains certain statements that are forward-looking. Forward-looking statements include, among other things, express and implied statements regarding: the Indivior Group’s financial guidance including operating and profit margins for 2024 and its medium- and long-term growth outlook; expected future growth and expectations for sales levels for particular products (including without limitation SUBLOCADE); expectations regarding the future impact of factors that have affected sales in the past; assumptions regarding expected changes in share and expectations regarding the extent and impact of competition; assumptions regarding future exchange rates; strategic priorities, strategies for value creation, and operational goals; our expectations regarding the expected final terms, scope, and timing of an expected settlement related to the provision we recorded regarding claims (i) in the opioid litigation (including the MDL) brought by certain municipalities and tribal nations and (ii) by Humana, Centene, and their affiliates to settle legacy antitrust claims; expected growth rates, growing normalization of medically assisted treatment for opioid use disorder, and expanded access to treatment; and other statements containing the words "believe," "anticipate," "plan," "expect," "expectations," "intend," "estimate," "forecast," “strategy,” “target,” “guidance,” “outlook,” “potential,” "project," "priority," "may," "will," "should," "would," "could," "can," "outlook," "guidance," the negatives thereof, and variations thereon and similar expressions. By their nature, forward-looking statements involve risks and uncertainties as they relate to events or circumstances that may or may not occur in the future.

Actual results may differ materially from those expressed or implied in these forward-looking statements due to a number of factors, including: lower than expected future sales of our products; greater than expected impacts from competition; failure to achieve market acceptance of OPVEE; unanticipated costs; whether we are able to identify efficiencies and fund additional investments that we expect to generate increased revenues, and the timing of such actions; and litigants who choose to "opt out" of proposed settlements or with whom we are otherwise unable or unwilling to agree to final terms. For information about some of the risks and important factors that could affect our future results and financial condition, see "Risk Factors" in Indivior's Annual Report on Form 20-F for the fiscal year 2023 and its other filings with the U.S. Securities and Exchange Commission.

We have based the forward-looking statements in this press release on our current expectations and beliefs concerning future events. Forward-looking statements contained in this press release apply only at the date of this press release and, except as required by law, we undertake no obligation to update or revise any forward-looking statement, whether due to new information, future developments, or otherwise.

Unaudited condensed consolidated interim income statement

		Q3 2024	Q3 2023	YTD 2024	YTD 2023
For the three and nine months ended September 30	Notes	$m	$m	$m	$m
Net Revenue	2	307	271	889	800
Cost of sales		(69)	(46)	(208)	(135)
Gross Profit		238	225	681	665
Selling, general and administrative expenses	3	(208)	(390)	(665)	(654)
Research and development expenses	3	(22)	(18)	(76)	(77)
Net other operating income		(4)	—	(4)	1
Operating Profit/(Loss)		4	(183)	(64)	(65)
Finance income	4	5	12	18	33
Finance expense	4	(10)	(10)	(28)	(29)
Net Finance (Expense)/Income		(5)	2	(10)	4
Loss Before Taxation		(1)	(181)	(74)	(61)
Income tax benefit	5	5	46	17	9
Net Income/(Loss)		4	(135)	(57)	(52)

Earnings per ordinary share (in dollars)
Basic earnings/(loss) per share	6	$0.03	$(0.98)	$(0.42)	$(0.38)
Diluted earnings/(loss) per share	6	$0.03	$(0.98)	$(0.42)	$(0.38)
Unaudited condensed consolidated interim statement of comprehensive income

	Q3 2024	Q3 2023	YTD 2024	YTD 2023
For the three and nine months ended September 30	$m	$m	$m	$m
Net Income/(Loss)	4	(135)	(57)	(52)
Other comprehensive loss
Items that may be reclassified to profit or loss in subsequent years:
Foreign currency translation adjustment, net	6	(13)	4	(9)
Other comprehensive income/(loss)	6	(13)	4	(9)
Total comprehensive income/(loss)	10	(148)	(53)	(61)

The notes are an integral part of these unaudited condensed consolidated interim financial statements.

Unaudited condensed consolidated interim balance sheet

		Sep 30, 2024	Dec 31, 2023 (Retrospectively adjusted1)
	Notes	$m	$m
ASSETS
Non-current assets
Intangible assets	7	190	234
Property, plant and equipment		79	82
Right-of-use assets		37	33
Deferred tax assets	5	304	267
Investments	8	26	41
Other assets	9	29	28
		665	685
Current assets
Inventories		178	142
Trade receivables		251	254
Other assets	9	32	457
Current tax receivable	5	20	—
Investments	8	30	94
Cash and cash equivalents		288	316
		799	1,263
Total assets		1,464	1,948

LIABILITIES
Current liabilities
Borrowings	10	(3)	(3)
Provisions	11	(48)	(408)
Other liabilities	11	(76)	(125)
Trade and other payables	14	(815)	(743)
Lease liabilities		(11)	(9)
Current tax liabilities	5	(9)	(18)
		(962)	(1,306)
Non-current liabilities
Borrowings	10	(235)	(236)
Provisions	11	(84)	(5)
Other liabilities	11	(315)	(367)
Lease liabilities		(35)	(34)
		(669)	(642)
Total liabilities		(1,631)	(1,948)
Net liabilities		(167)	—

EQUITY
Capital and reserves
Share capital	15	65	68
Share premium		13	11
Capital redemption reserve		11	7
Other reserve		(1,295)	(1,295)
Foreign currency translation reserve		(31)	(35)
Retained earnings		1,070	1,244
Total equity		(167)	—
1The unaudited condensed consolidated interim balance sheet as of December 31, 2023 was retrospectively adjusted during Q1 2024 to reflect measurement period adjustments related to the November 2023 acquisition of an aseptic manufacturing facility. Refer to Note 1 and Note 17.
The notes are an integral part of these unaudited condensed consolidated interim financial statements.

Unaudited condensed consolidated interim statement of changes in equity

	Notes	Share capital	Share premium	Capital redemption reserve	Other reserve	Foreign currency translation reserve	Retained earnings	Total equity
		$m	$m	$m	$m	$m	$m	$m
Balance at January 1, 2023		68	8	6	(1,295)	(39)	1,303	51
Comprehensive income
Net loss		—	—	—	—	—	(52)	(52)
Other comprehensive loss		—	—	—	—	(9)	—	(9)
Total comprehensive loss		—	—	—	—	(9)	(52)	(61)
Transactions recognized directly in equity
Shares issued		1	3	—	—	—	—	4
Share-based plans		—	—	—	—	—	16	16
Settlement of tax on equity awards		—	—	—	—	—	(22)	(22)
Shares repurchased and canceled		—	—	—	—	—	(11)	(11)
Transfer to share repurchase liability		—	—	—	—	—	9	9
Taxation on share-based plans		—	—	—	—	—	(10)	(10)
Balance at September 30, 2023		69	11	6	(1,295)	(48)	1,233	(24)

Balance at January 1, 2024		68	11	7	(1,295)	(35)	1,244	—
Comprehensive income
Net loss		—	—	—	—	—	(57)	(57)
Other comprehensive income		—	—	—	—	4	—	4
Total comprehensive income/(loss)		—	—	—	—	4	(57)	(53)
Transactions recognized directly in equity
Shares issued		1	2	—	—	—	(1)	2
Share-based plans		—	—	—	—	—	18	18
Settlement of tax on equity awards		—	—	—	—	—	(20)	(20)
Shares repurchased and canceled		(4)	—	4	—	—	(122)	(122)
Transfer to share repurchase liability		—	—	—	—	—	(16)	(16)
Transfer from share repurchase liability		—	—	—	—	—	22	22
Taxation on share-based plans		—	—	—	—	—	2	2
Balance at September 30, 2024		65	13	11	(1,295)	(31)	1,070	(167)
The notes are an integral part of these unaudited condensed consolidated interim financial statements.

Unaudited condensed consolidated interim cash flow statement

	2024	2023
For the nine months ended September 30	$m	$m
CASH FLOWS FROM OPERATING ACTIVITIES
Operating loss	(64)	(65)
Depreciation and amortization of property, plant and equipment and intangible assets	18	13
Impairment of property, plant and equipment and intangible assets	45	—
Depreciation of right-of-use assets	6	6
Share-based payments	18	16
Settlement of tax on employee awards	(20)	(22)
Impact from foreign exchange movements	2	(11)
Unrealized loss on equity investment	6	—
Decrease/(increase) in trade receivables	3	(26)
Decrease/(increase) in current and non-current other assets[2]	422	(50)
Increase in inventories[1]	(36)	(26)
Increase in trade and other payables	72	91
(Decrease)/increase in provisions and other liabilities2 3	(378)	72
Cash generated from/(used in) operations	94	(2)
Interest paid	(25)	(24)
Interest received	18	32
Taxes paid	(46)	(40)
Net cash inflow/(outflow) from operating activities	41	(34)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of assets, net of cash acquired	—	(124)
Purchase of property, plant and equipment	(13)	(4)
Purchase of investments	(14)	(40)
Maturity of investments	88	95
Purchase of intangible assets	(2)	(31)
Net cash inflow/(outflow) from investing activities	59	(104)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of borrowings	(2)	(12)
Principal elements of lease payments	(7)	(6)
Shares repurchased and canceled	(122)	(11)
Proceeds from the issuance of ordinary shares	2	4
Net cash outflow from financing activities	(129)	(25)

Exchange difference on cash and cash equivalents	1	(1)

Net decrease in cash and cash equivalents	(28)	(164)
Cash and cash equivalents at beginning of the period	316	774
Cash and cash equivalents at end of the period	288	610
1 Discontinuation of PERSERIS sales and marketing (refer to Note 18) resulted in impairment of inventory.
2Changes in the line items current and non-current other assets and provisions and other liabilities for YTD 2024 include the settlement of the Antitrust MDL liabilities (refer to Note 13) and release of related escrow funding following final court approval.
3Changes in the line item provisions and other liabilities for YTD 2024 also include litigation settlement payments totaling $158m (YTD 2023: $177m). $3m of interest paid on the DOJ Resolution in YTD 2024 has been recorded in the interest paid line item (YTD 2023: $3m).

The notes are an integral part of these unaudited condensed consolidated interim financial statements.

Notes to the unaudited condensed consolidated interim financial statements
1. BASIS OF PREPARATION AND ACCOUNTING POLICIES
Indivior PLC (the 'Company') is a public limited company incorporated on September 26, 2014 and domiciled in the United Kingdom. In these unaudited condensed consolidated interim financial statements (‘Condensed Financial Statements’), reference to the ‘Group’ means the Company and all its subsidiaries.
The Condensed Financial Statements have been prepared in accordance with International Financial Reporting Standard ('IFRS') International Accounting Standard 34, Interim Financial Reporting ('IAS 34') as issued by the International Accounting Standards Board ('IASB'). The Condensed Financial Statements are unaudited and do not include all the information and disclosures required in the annual financial statements. Therefore, the Condensed Financial Statements should be read in conjunction with the Group’s Annual Report on Form 20-F for the year ended December 31, 2023, which was prepared in accordance with IFRS as issued by the IASB. These Condensed Financial Statements were approved for issue on October 23, 2024.
In preparing these Condensed Financial Statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2023, except for changes in estimates that are required in determining the provision for income taxes and resolution of uncertainties for certain contingent liabilities.
In 2023, the Group acquired an aseptic manufacturing facility which was accounted for as a business combination. As the acquisition was completed in late 2023, a provisional fair value of assets acquired and liabilities assumed at the date of acquisition was disclosed in the consolidated financial statements for the year ended December 31, 2023. In Q1 2024, based on new information obtained about facts and circumstances that existed as of the acquisition date, the Group adjusted the provisional fair values for acquired property, plant and equipment and the assumed onerous contract provision, with an adjustment to goodwill equal to the change in the net assets acquired. These measurement period adjustments are reflected in the comparative period presented in the Condensed Financial Statements in accordance with IFRS 3 Business Combinations. The effect on depreciation and other changes in the related balances from the acquisition date to December 31, 2023 was immaterial. Refer to Note 17 for a reconciliation of the previously reported provisional fair value of net assets acquired to the adjusted provisional fair value.
Effective January 1, 2024, the functional currency of Indivior U.K. Limited, one of the Group’s significant subsidiaries, changed from U.K. pound sterling to U.S. dollar (USD). This was the result of a change in the primary economic environment in which Indivior U.K. Limited operates, driven by growth of USD-denominated net revenue combined with an increase in USD-denominated costs and culminating with a shift in investing activities. The Group determined the USD had become the dominant currency from January 2024.
The Directors have assessed the Group’s ability to maintain sufficient liquidity to fund its operations, fulfill financial and compliance obligations as set out in Note 11, and comply with the minimum liquidity covenant in the Group’s term loan for the period to March 2026 (the going concern period). A base case model was produced reflecting:
•Board reviewed financial plans for the period; and
•settlement of liabilities and provisions in line with contractual terms.
The Directors also assessed a ‘severe but plausible’ downside scenario which included the following key changes to the base case within the going concern period:
•the risk that SUBLOCADE will not meet revenue growth expectations by modeling a 15% decline on forecasts;
•an accelerated decline in U.S. SUBOXONE Film net revenue to generic analogues; and
•a further decline in rest of world sublingual product net revenues.
Under both the base case and the downside scenario and acknowledging the Group's net liability position, sufficient liquidity exists and is generated from operations such that all business and covenant requirements are met for the going concern period. Additionally, no material legal cases are expected to come to trial during the going concern period. As a result of the analysis described above, the Directors reasonably expect the Group to have adequate resources to continue in operational existence for at least one year from the approval of these Condensed Financial Statements and therefore consider the going concern basis to be appropriate for the accounting and preparation of these Condensed Financial Statements.

2. SEGMENT INFORMATION
The Group is engaged in a single business activity, which is predominantly the development, manufacture, and sale of buprenorphine-based prescription drugs for treatment of opioid dependence and related disorders. The CEO reviews disaggregated net revenue on a geographical and product basis and allocates resources on a functional basis between Commercial, Supply, Research and Development, and other Group functions. Financial results are reviewed on a consolidated basis for evaluating financial performance and allocating resources. Accordingly, the Group operates in a single reportable segment.
Net revenue
Revenue is attributed geographically based on the country where the sale originates. The following table represents net revenue by country:

	Q3 2024	Q3 2023	YTD 2024	YTD 2023
For the three and nine months ended September 30	$m	$m	$m	$m
United States	261	227	755	662
Rest of World	46	44	134	138
Total	307	271	889	800
On a disaggregated basis, the Group’s net revenue by major product line:

	Q3 2024	Q3 2023	YTD 2024	YTD 2023
For the three and nine months ended September 30	$m	$m	$m	$m
SUBLOCADE®	191	167	562	454
OPVEE®[1]	15	—	15	—
Sublingual/other	93	93	281	316
PERSERIS®[2]	8	11	31	30
Total	307	271	889	800
1Net revenue for OPVEE® consists of two 100,000 unit product orders from the U.S. Biomedical Advancement Research and Development Authority (BARDA).
2 Marketing and promotion for PERSERIS® have been discontinued. Refer to Note 18.
Non-current assets
The following table represents non-current assets, net of accumulated depreciation, amortization and impairment, by country. Non-current assets for this purpose consist of intangible assets, property, plant and equipment, right-of-use assets, investments, and other assets.

	Sep 30, 2024	Dec 31, 2023 (Retrospectively adjusted1)
	$m	$m
United States	203	209
Rest of World	158	209
Total	361	418
1 The non-current asset balance in the United States as of December 31, 2023 was retrospectively adjusted in Q1 2024 to reflect measurement period adjustments of $2m to property, plant and equipment and $3m to intangible assets related to the November 2023 acquisition of an aseptic manufacturing facility. Refer to Note 17.

3. OPERATING EXPENSES
The table below sets out selected operating costs and expense information:

	Q3 2024	Q3 2023	YTD 2024	YTD 2023
For the three and nine months ended September 30	$m	$m	$m	$m
Research and development expenses	(22)	(18)	(76)	(77)

Selling and marketing expenses	(54)	(57)	(186)	(168)
Administrative and general expenses[1]	(154)	(333)	(479)	(486)
Selling, general, and administrative expenses	(208)	(390)	(665)	(654)

Depreciation and amortization[2]	(3)	(3)	(11)	(11)
1 Administrative and general expenses in the 2024 periods include legal settlement costs (see notes 11 and 13), impacts related to discontinuation of sales and marketing for PERSERIS and the impairment of a product in development (refer to note 7). Expenses in the 2023 periods include legal settlement costs and the acquisition of Opiant Pharmaceuticals, Inc. ("Opiant", refer to note 16).
2 Depreciation and amortization expense represents amounts included in research and development and selling, general and administrative expenses. In addition, depreciation and amortization expense in YTD 2024 of $30m (YTD 2023: $8m) and Q3 2024 of $3m (Q3 2023: $3m) for intangible assets, certain plant and equipment and right-of-use assets is included within cost of sales. YTD 2024 includes $17m related to the impairment of the Perseris marketed product intangible and plant and equipment (refer to Note 18).
4. NET FINANCE (EXPENSE)/INCOME

	Q3 2024	Q3 2023	YTD 2024	YTD 2023
For the three and nine months ended September 30	$m	$m	$m	$m
Finance income
Interest income on cash and cash equivalents/investments	5	12	17	33
Other finance income	—	—	1	—
Total finance income	5	12	18	33
Finance expense
Interest expense on borrowings	(7)	(8)	(19)	(21)
Interest expense on lease liabilities	(1)	(1)	(2)	(2)
Interest expense on legal matters, including the effect of discounting	(1)	(1)	(4)	(5)
Other interest expense	(1)	—	(3)	(1)
Total finance expense	(10)	(10)	(28)	(29)
Net finance (expense)/income	(5)	2	(10)	4
5. TAXATION
The Group calculates tax expense for interim periods using the expected full year rates, considering the pre-tax income and statutory rates for each jurisdiction. To the extent practicable, a separate estimated average annual effective income tax rate is determined for each taxing jurisdiction and applied individually to the interim period pre-tax income of each jurisdiction. Similarly, if different income tax rates apply to different categories of income (such as capital gains or income earned in particular industries), to the extent practicable a separate rate is applied to each individual category of interim period pre-tax income. The resulting expense is allocated between current and deferred taxes based on actual movement in deferred tax for the quarter, with the balance recorded to the current tax accounts.

	Q3 2024	Q3 2023	YTD 2024	YTD 2023
For the three and nine months ended September 30	$m	$m	$m	$m
Income tax benefit	5	46	17	9
Effective tax rate (%)	nm	25%	23%	15%

In the nine months ended September 30, 2024, the effective tax rate benefit is higher as the amount of disallowed expenses are lower than in the prior year. The prior year included higher disallowed executive compensation relating to the U.S. listing and certain litigation expenses.

	Sep 30, 2024	Dec 31, 2023 (Retrospectively adjusted1)
	$m	$m
Current tax receivable	20	—
Current tax liabilities	(9)	(18)
Deferred tax assets	304	267
1 The deferred tax assets balance as of December 31, 2023 has been retrospectively adjusted to reflect a measurement period adjustment related to the November 2023 acquisition of an aseptic manufacturing facility. Refer to Note 17.
The Group recognizes deferred tax assets to the extent that sufficient future taxable profits are probable against which these future tax deductions can be utilized. At September 30, 2024, the Group’s net deferred tax assets of $304m relate primarily to net operating loss carryforwards, inventory costs capitalized for tax purposes, and litigation liabilities. Recognition of deferred tax assets is reliant on forecast taxable profits arising in the jurisdiction in which the deferred tax asset is recognized. The Group has assessed recoverability of deferred tax assets using Group-level budgets and forecasts consistent with those used for the assessment of viability and asset impairments, particularly in relation to levels of future net revenues. These forecasts are subject to similar uncertainties to those assessments. This is reviewed each quarter and, to the extent required, an adjustment to the recognized deferred tax asset may be made. With the exception of specific assets that are not currently considered realizable, management have concluded full recognition of deferred tax assets to be appropriate and do not believe a significant risk of material change in their assessment exists in the next 12 months from the balance sheet date.
Other tax matters
The Group is subject to Pillar Two legislation effective January 1, 2024. As such, the Group performed an assessment of the potential exposure to Pillar Two income taxes including modeling of adjusted accounting data for the period ended December 31, 2023 and a review of forecasts for the year ended December 31, 2024. Based on the assessment, the Group did not record any current tax liability related to Pillar Two. The Group has applied the recent amendment to IAS 12 which provides temporary relief to the recognition of deferred taxes relating to top-up income taxes.
As a multinational group, tax uncertainties remain in relation to Group financing, intercompany pricing, the location of taxable operations, and certain non-recurring costs. Management have concluded tax provisions made to be appropriate and do not believe a significant risk of material change to uncertain tax positions exists in the next 12 months from the balance sheet date. Including matters under audit, an estimate of reasonably possible additional tax liabilities and interest that could arise in later periods on resolution of these uncertainties is in the range from nil to $58m.
6. EARNINGS PER SHARE
The table below sets out basic and diluted earnings (loss) per share for each period:

	Q3 2024	Q3 2023	YTD 2024	YTD 2023
For the three and nine months ended September 30	$	$	$	$
Basic earnings/(loss) per share	$0.03	$(0.98)	$(0.42)	$(0.38)
Diluted earnings/(loss) per share	$0.03	$(0.98)	$(0.42)	$(0.38)
Weighted average number of shares
The weighted average number of ordinary shares outstanding (on a basic basis) for YTD 2024 includes the favorable impact of 8,407k ordinary shares repurchased in YTD 2024 and 1,413k ordinary shares repurchased from April to December 2023. See Note 15 for further discussion. Conditional awards of 1,700kand 1,761k were granted under the Group’s Long-Term Incentive Plan in YTD 2024 and YTD 2023, respectively.

	Q3 2024	Q3 2023	YTD 2024	YTD 2023
For the three and nine months ended September 30	thousands	thousands	thousands	thousands
Weighted average shares on a basic basis	132,103	137,694	134,222	137,299
Dilution from share awards and options	1,449	5,502	1,625	5,040
Weighted average shares on a diluted basis	133,552	143,196	135,847	142,339

7. INTANGIBLE ASSETS

	Sep 30, 2024	Dec 31, 2023 (Retrospectively adjusted1)
Intangible assets, net of accumulated amortization and impairment	$m	$m
Products in development	51	79
Marketed products	135	150
Goodwill	2	2
Software	2	3
Total	190	234
1 The goodwill balance as of December 31, 2023 was retrospectively adjusted to reflect measurement period adjustments related to the November 2023 acquisition of an aseptic manufacturing facility. Refer to Note 17.
The decrease in products in development reflects the impairment of AEF0117 for cannabis use disorder ($28m), as the clinical Phase 2B study announced in September 2024 did not demonstrate the anticipated results.
The $15m decrease in marketed products relates to the discontinuation of PERSERIS sales and marketing (refer to note 18), which resulted in impairment of the related intangible asset of $9m, and ongoing amortization of other products.
8. INVESTMENTS

	Sep 30, 2024	Dec 31, 2023
Current and non-current investments	$m	$m
Equity securities at FVPL	4	10
Debt securities held at amortized cost	26	84
Total investments, current	30	94
Debt securities held at amortized cost	26	41
Total investments, non-current	26	41
Total	56	135
The Group’s investments in debt and equity securities do not create significant credit risk, liquidity risk, or interest rate risk. Debt securities held at amortized cost consist of investment-grade debt. As of September 30, 2024, expected credit losses for the Group’s investments held at amortized cost are immaterial.
Fair value hierarchy
Fair value is the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date. The different levels have been defined as follows:
• Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities
• Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly
• Level 3: Unobservable inputs for the asset or liability
The Group’s only financial instruments which are measured at fair value are equity securities at FVPL. The fair value of equity securities at FVPL is based on quoted market prices on the measurement date. The following table categorizes the Group’s financial assets measured at fair value by valuation methodology used in determining their fair value:

At September 30, 2024	Level 1 $m	Level 2 $m	Level 3 $m	Total $m
Equity securities at FVPL	4	—	—	4

At December 31, 2023	Level 1 $m	Level 2 $m	Level 3 $m	Total $m
Equity securities at FVPL	10	—	—	10
The decrease in equity securities at FVPL reflects the change in market price of Aelis Farma shares from the September 2024 announcement that study results for their cannabis use disorder pipeline drug did not demonstrate the anticipated results.
The Group also has certain financial instruments which are not measured at fair value. The carrying value of cash and cash equivalents, trade receivables, other assets, and trade and other payables is assumed to approximate fair value due to their short-term nature. At September 30, 2024, the carrying value of investments held at amortized cost approximated the fair value. The fair value of investments held at amortized cost was calculated based on quoted market prices which would be classified as Level 1 in the fair value hierarchy above.

9. CURRENT AND NON-CURRENT OTHER ASSETS

	Sep 30, 2024	Dec 31, 2023
Current and non-current other assets	$m	$m
Current prepaid expenses	18	23
Other current assets	14	434
Total other current assets	32	457
Non-current prepaid expenses	17	19
Other non-current assets	12	9
Total other non-current assets	29	28
Total	61	485
The decrease in other current assets primarily relates to release of escrow funding of $415m for the Antitrust MDL (direct purchaser and end payor class settlements) since the courts provided final approval of the settlements during Q1 2024. Refer to Note 13. Long-term prepaid expenses primarily relate to payments for contract manufacturing capacity.
10. FINANCIAL LIABILITIES – BORROWINGS
The table below sets out the current and non-current portion obligation of the Group’s term loan:

	Sep 30, 2024	Dec 31, 2023
Term loan	$m	$m
Term loan – current	(3)	(3)
Term loan – non-current	(235)	(236)
Total term loan	(238)	(239)
*Total term loan borrowings reflect the principal amount drawn including debt issuance costs of $4m (FY 2023: $5m).
At September 30, 2024, the term loan fair value was approximately 100% (FY 2023: 100%) of par value. The key terms of this loan in effect at September 30, 2024, are as follows:

	Currency	Nominal interest margin	Maturity	Required annual repayments	Minimum liquidity
Term loan facility	USD	SOFR + 0.11% + 5.25%	2026	1%	Larger of $100m or 50% of loan balance
The term loan amounting to $242m (FY 2023: $244m) is secured against the assets of certain subsidiaries of the Group in the form of guarantees issued by respective subsidiaries.
•Nominal interest margin is monthly USD SOFR plus 0.11%, subject to a floor of 0.75%, plus a credit spread adjustment of 5.25%.
•There are no revolving credit commitments.
11. PROVISIONS AND OTHER LIABILITIES
Provisions

			Total			Total
	Current	Non-Current	Sep 30, 2024	Current	Non-Current	Dec 31, 2023 (Retrospectively adjusted1)
Current and non-current provisions	$m	$m	$m	$m	$m	$m
Multi-district antitrust class and state claims	—	—	—	(385)	—	(385)
Other antitrust matters	(20)	(19)	(39)	—	—	—
Opioid litigation	(15)	(63)	(78)	—	—	—
Onerous contracts	(13)	—	(13)	(19)	(3)	(22)
False claims allegations	—	—	—	(4)	—	(4)
Other	—	(2)	(2)	—	(2)	(2)
Total provisions	(48)	(84)	(132)	(408)	(5)	(413)
1 The provision for onerous contracts as of December 31, 2023 was retrospectively adjusted during the first quarter of 2024 to reflect a measurement period adjustment related to the November 2023 acquisition of an aseptic manufacturing facility. Refer to Note 17.
Multi-district antitrust class and state claims
Settlement agreements were entered into during 2023 with three plaintiff classes to fully resolve certain multi-district antitrust claims. Indivior has no further obligations related to these matters.

Other antitrust matters
The provision of $39m at September 30, 2024 reflects the present value of the agreed amount in an expected settlement of the last remaining antitrust litigation with (i) Humana, Inc. and certain of its affiliates (collectively, “Humana”) and (ii) Centene Corporation, Wellcare Healthcare Plans, Inc., New York Quality Healthcare Corp. (d/b/a Fidelis Care), and Health Net, LLC (collectively, “Centene”). The $39m provision reflects the net present value (NPV) at the risk-free rate of the agreed amounts to be paid in 2024 and 2025. The parties to the settlement still must negotiate material terms and conditions of the final settlement agreement, which Indivior expects to resolve shortly (See Note 13). Final settlement, if reached, would resolve all of the Group’s remaining legacy antitrust litigation, including all claims in the Kentucky and Pennsylvania state court actions filed by Humana, and all claims in the Virginia state court action filed by Centene.
Opioid litigation
The provision of $78m at September 30, 2024 reflects the present value of the agreed amount in a preliminary settlement between Indivior, the plaintiffs' executive committee and certain state attorneys general covering certain opioid litigation (including cases in the Opioid MDL) brought by municipalities and tribes. The outflow of resources is expected to occur over five years. The parties still must negotiate material terms and conditions of the final settlement agreement, including structure, and scope of releases. The provision is measured using a risk free rate and will be remeasured at a risk-adjusted rate upon reaching a final settlement agreement, at which time the Group expects to make a further disclosure. Refer to Note 13.
Onerous contracts
In November 2023, the Group acquired a business consisting of a manufacturing facility, workforce, and supply contracts. The facility is obligated to fulfill contracts that existed pre-acquisition for which the expected costs are in excess of the consideration expected to be received. The Group recorded a provision for these onerous contracts in the allocation of purchase price, with a balance at the end of the quarter of $13m (FY 2023: $22m). During the quarter, net operating losses attributable to the contracts of $2m were recorded against the provision. Refer to Note 17. Manufacturing under the onerous contracts is expected to be completed during Q1 2025 and the provision is recorded at its discounted value, using a market rate at the time of the transaction determined to be 7.6%.
False Claims Act allegations
During the quarter, the Group released a provision of $4m pertaining to an outstanding False Claims Act allegation considering an updated probability assessment at this early stage of litigation. No estimate of possible loss can be made at this time. See Note 13.
Other
Other provisions of $2m (FY 2023: $2m) represent retirement benefit costs which are not expected to be settled within one year.
Other liabilities

			Total			Total
	Current	Non-Current	Sep 30, 2024	Current	Non-Current	Dec 31, 2023
Current and non-current other liabilities	$m	$m	$m	$m	$m	$m
DOJ resolution	(52)	(295)	(347)	(53)	(344)	(397)
Multi-district antitrust class and state claims	—	—	—	(30)	—	(30)
Other antitrust matters	—	—	—	—	—	—
Intellectual property related matters	—	—	—	(11)	—	(11)
RB indemnity settlement	(8)	(7)	(15)	(8)	(15)	(23)
Share repurchase	(16)	—	(16)	(23)	—	(23)
Other	—	(13)	(13)	—	(8)	(8)
Total other liabilities	(76)	(315)	(391)	(125)	(367)	(492)
DOJ Resolution Agreement
In July 2020, the Group settled criminal and civil liability with the United States Department of Justice (DOJ), the U.S. Federal Trade Commission (FTC), and U.S. state attorneys general. Pursuant to the resolution agreement, aggregate payments of $263m (including interest) have been made through September 30, 2024, including a payment of $53m in January 2024. Annual installments of $50m plus interest are due every January 15 from 2025 to 2027, with the final installment of $200m due in December 2027. The Group has the option to prepay. Interest accrues at 1.25% on certain portions of the resolution and will be paid with the installment payments. For non-interest-bearing portions, the liability has been recorded at the net present value based on timing of the estimated payments using a discount rate equal to the interest rate on the interest-bearing portions. In YTD 2024, the Group recorded interest expense totaling $3m (YTD 2023: $4m).
Multi-district antitrust class and state claims
Settlement agreements were entered into during 2023 with three plaintiff classes to fully resolve certain multi-district antitrust claims. Indivior has no further obligations related to this matter.
Other antitrust matters
Certain antitrust cases filed in Virginia state court by Health Care Service Corp. (HCSC), Blue Cross Blue Shield of Massachusetts, Blue Cross Blue Shield of Florida, Molina, and Aetna were settled and paid during the third quarter by agreement of the parties for $85m and mutual releases of claims and counterclaims. Refer to note 13.
IP related matters
Other liabilities for intellectual property related matters relate to the settlement of litigation with DRL in June 2022. Under the settlement agreement, the Group made a final payment to DRL of $12m during Q1 2024 and has no further obligations related to this matter.
RB indemnity settlement
Under the RB indemnity settlement, the Group has paid $34m of the $50m settlement agreement through September 30, 2024 including $8m paid in January 2024. Remaining annual installment payments of $8m are due in January 2025 and 2026. The Group carries a liability totaling $15m (FY 2023: $23m) related to this settlement. This liability has been recorded at the net present value, using a market interest rate at the time of the settlement determined to be 3.75%, considering the timing of payments and other factors.
Share repurchase
In August 2024, the Group commenced a share repurchase program of $100m. As of September 30, 2024, the liability of $16m represents the amount to be spent under the program through October 25, 2024, after which date the Company has the ability to modify or terminate the program. As of December 31, 2023, the current liability of $23m represented the amount to be spent under the previous share repurchase program through February 23, 2024.
Other
Other liabilities primarily represent employee related liabilities which are non-current as of September 30, 2024.
12. CONTINGENT LIABILITIES
The Group has assessed certain legal and other matters to be not probable based upon current facts and circumstances, including any potential impact the DOJ resolution could have on these matters. Where liabilities related to these matters are determined to be possible, they represent contingent liabilities. Except for those matters discussed in Note 13 under “Civil Opioid Litigation” and "Antitrust Litigation and Consumer Protection," for which a provision has been recognized, Note 13 sets out the details for legal and other disputes which the Group has assessed as contingent liabilities. Where the Group believes it is possible to reasonably estimate a range for the contingent liability, this has been disclosed.
13. LEGAL PROCEEDINGS
Certain ongoing legal proceedings or threats of legal proceedings to which the Group is a party, but in which the Group believes the possibility of an adverse impact is remote, are not discussed in this Note.
Antitrust Litigation and Consumer Protection
•Beginning in 2020, cases by (1) Blue Cross and Blue Shield of Massachusetts, Inc., Blue Cross and Blue Shield of Massachusetts HMO Blue, Inc., (2) Health Care Service Corp., (3) Blue Cross and Blue Shield of Florida, Inc., Health Options, Inc., (4) BCBSM, Inc. (d/b/a Blue Cross and Blue Shield of Minnesota) and HMO Minnesota (d/b/a Blue Plus), (5) Molina Healthcare, Inc., and (6) Aetna Inc. were filed in the Circuit Court for the County of Roanoke, Virginia. See Health Care Services Corp. v. Indivior Inc., No. CL20-1474 (Lead Case) (Va. Cir. Ct.) (Roanoke Cnty) (collectively, the "HCSC Consolidated Litigation"). In July 2023, Indivior Inc., BCBSM, Inc., and HMO Minnesota agreed to mutual releases and settlement. The remaining plaintiffs asserted claims under federal and state RICO statutes, state antitrust statutes, state statutes prohibiting unfair and deceptive practices, state statutes prohibiting insurance fraud, and common law fraud, negligent misrepresentation, and unjust enrichment. On July 8, 2024, the parties reached an agreement to settle all remaining claims and counterclaims in the HCSC Consolidated Litigation for $85m.
•The Group reached agreement on the amount of a potential settlement ("Humana/Centene Settlement") with Humana, Inc. and certain of its affiliated entities (collectively, the "Humana Entities") and Centene Corporation, Wellcare Healthcare Plans, Inc., New York Healthcare Corp (d/b/a Fidels Care) and Healthnet, LLC (collectively, the "Centene Entities"). The Group has recorded a related provision of $39m, reflecting the net present value (NPV) of the agreed amount (See Note 11). The parties, however, still must negotiate material terms and conditions of the final settlement agreement, including the structure and scope of the release.
◦As background, Humana, Inc. filed a complaint in state court in Kentucky on August 20, 2021 with claims substantially similar to those asserted by other end payors in the HCSC Consolidated Litigation. See Humana Inc. v. Indivior Inc., No. 21-CI-004833 (Ky. Cir. Ct.) (Jefferson Cnty). The court lifted a stay on October 30, 2023. Indivior moved to dismiss the complaint in February 2024. A hearing on Indivior's motion to dismiss has been set for December 9, 2024. This action would be dismissed if the Humana/Centene Settlement is finalized.
◦As further background, the Centene Entities filed a complaint on January 13, 2023 in the Circuit Court for the County of Roanoke, Virginia alleging similar claims as in the HCSC Consolidated Litigation. See Centene Corp. v. Indivior Inc., No. CL23000054-00 (Va. Cir. Ct.) (Roanoke Cnty). This action would be dismissed if the Humana/Centene Settlement is finalized.
◦In 2013, Reckitt Benckiser Pharmaceuticals Inc., now known as Indivior Inc. received notice that it and other companies were defendants in a lawsuit initiated by writ in the Philadelphia County (Pennsylvania) Court of Common Pleas. See Carefirst of Maryland, Inc. et al. v. Reckitt Benckiser Inc., et al., Case. No. 2875, December Term 2013. The plaintiffs included approximately 79 entities, most of which appeared to be insurance companies or other providers of health benefits plans. The claims of all plaintiffs in the Carefirst action except the Humana Entities were resolved in connection with final approval of the end payor settlement in the Antitrust MDL, and accordingly dismissed on February 14, 2024. The claims of the Humana Entities in the Carefirst action remain pending, but would be dismissed if the Humana/Centene Settlement is finalized.
•As previously disclosed in 2023, Indivior Inc. settled claims of all plaintiff groups in the company's antitrust multi-district litigation ("Antitrust MDL") namely, (i) 41 states and the District of Columbia (the "States"), (ii) end payors, and (iii) direct purchasers (collectively, the "Plaintiffs"). Indivior Inc. reached a settlement with the States for $103m on June 1, 2023. Indivior Inc. entered into a settlement agreement with the end payor class for $30m on August 14, 2023 and received final court approval on December 5, 2023. On October 22, 2023, Indivior Inc. entered into a settlement agreement with the remaining direct purchaser class for $385m, which received final court approval on February 27, 2024.
Civil Opioid Litigation
•The Group has been named as a defendant in more than 400 civil lawsuits alleging that manufacturers, distributors, and retailers of opioids engaged in a longstanding practice to market opioids as safe and effective for the treatment of long-term chronic pain to increase the market for opioids and their own market shares for opioids, or alleging individual personal injury claims. Most of these cases have been consolidated and are pending in a federal multi-district litigation in the U.S. District Court for the Northern District of Ohio. See In re National Prescription Opiate Litigation, MDL No. 2804 (N.D. Ohio) (the "Opioid MDL"). Nearly two-thirds of the cases in the Opioid MDL were filed by cities and counties, while nearly one-third of the cases were filed by individual plaintiffs, most of whom assert claims relating to neonatal abstinence syndrome ("NAS"). Litigation against the Group in the Opioid MDL is stayed.
•Pursuant to mediation, the Group, the Plaintiffs' Executive Committee in the Opioid MDL, Tribal Leadership Committee, and certain state attorneys general reached agreement on the amount of a potential settlement. The Group has recorded a related provision of $78m, reflecting the net present value (NPV) of the agreed amount (See Note 11). The parties, however, still must negotiate material terms and conditions of the final settlement agreement, including the structure and scope of the release. The proposed settlement does not include private plaintiffs.
•Separately, Indivior Inc. was named as one of numerous defendants in civil opioid cases that are not part of the Opioid MDL:
◦Indivior was named as one of numerous defendants in various other federal and state court cases that are not in the Opioid MDL and were brought by municipalities. These cases include, for example, 35 actions filed in New York state court that were removed to federal court, as well as cases filed in federal district courts sitting in Alabama, Florida, Georgia, and New Mexico. On motion of the plaintiffs, the New York cases were remanded back to state court. The plaintiffs in the case filed in the Northern District of Alabama voluntarily dismissed their complaint, subject to certain tolling agreements. The various other federal actions currently are stayed, except Indivior moved to dismiss the complaint in San Miguel Hospital Corp. d/b/a Alta Vista Regional Medical Center v. Johnson & Johnson, et al., No. 1:23-cv-00903 (D.N.M.) in May 2024. Indivior's motion to dismiss remains pending.
◦Indivior Inc. was named as a defendant in five individual complaints filed in West Virginia state court that were transferred to West Virginia's Mass Litigation Panel. See In re Opioid Litigation, No. 22-C-9000 NAS (W.V. Kanawha Cnty. Cir. Ct.) ("WV MLP Action"). All five of Indivior Inc.'s cases in the WV MLP Action involve claims related to NAS. Indivior Inc. moved to dismiss all five complaints on January 30, 2023. By order dated April 17, 2023, the court granted Indivior's motions to dismiss. The plaintiffs filed a notice of appeal on June 30, 2023, and the appellate court heard oral argument on September 17, 2024. The appellate court has not yet ruled on the appeal.
•Additionally, on May 23, 2024, the Consumer Protection Division of the Office of the Attorney General of Maryland served on Indivior Inc. an administrative subpoena related generally to opioid products marketed and sold in Maryland. Indivior Inc.’s response to the subpoena remains ongoing.
•The Group has begun its evaluation of the claims, believes it has meritorious defenses, and intends to vigorously defend itself in the private plaintiff actions. Given the status and preliminary stage of litigation in the separate federal and state court actions for the private plaintiff cases, no estimate of possible loss in the opioid litigation for the private plaintiffs can be made at this time.

False Claims Act Allegations
•In August 2018, the United States District Court for the Western District of Virginia unsealed a declined qui tam complaint alleging causes of action under the Federal and state False Claims Acts against certain entities within the Group predicated on best price issues and claims of retaliation. See United States ex rel. Miller v. Reckitt Benckiser Group PLC et al., Case No. 1:15-cv-00017 (W.D. Va.). The suit also seeks reasonable attorneys’ fees and costs. The Group filed a Motion to Dismiss in June 2021, which was granted in part and denied in part on October 17, 2023. The relator filed a sixth amended complaint against only Indivior Inc. on December 7, 2023. Indivior answered the sixth amended complaint on March 18, 2024. Discovery is ongoing. Given the status and preliminary stage of the litigation, no estimate of possible loss can be made at this time.
•In May 2018, Indivior Inc. received an informal request from the United States Attorney’s Office (“USAO”) for the Southern District of New York, seeking records relating to the SUBOXONE Film manufacturing process. The Group provided the USAO certain information regarding allegations that the government received regarding SUBOXONE Film. There has been no communication regarding this matter with the USAO since 2022.
U.K. Shareholder Claims
•On September 21, 2022, certain shareholders issued representative and multiparty claims against Indivior PLC in the High Court of Justice for the Business and Property Courts of England and Wales, King’s Bench Division. On January 16, 2023, the representative served its Particular of Claims setting forth in more detail the claims against the Group, while the same law firm that represents the representative also sent its draft Particular of Claims for the multiparty action. The claims made in both the representative and multiparty actions generally allege that Indivior PLC violated the U.K. Financial Services and Markets Act 2000 (“FSMA 2000”) by making false or misleading statements or material omissions in public disclosures, including the 2014 Demerger Prospectus, regarding an alleged product-hopping scheme regarding the switch from SUBOXONE Tablets to SUBOXONE Film. Indivior PLC filed an application to strike out the representative action. On December 5, 2023, the court handed down a judgment allowing the Group's application to strike out the representative action. The court subsequently awarded certain costs to the Group. On January 23, 2024, the claimants requested permission to appeal the decision to the court of appeals. The appellate court has indicated that it will hear the appeal between December 10 and 12, 2024. The Group has begun its evaluation of the claims, believes it has meritorious defenses, and intends to vigorously defend itself. Given the status and preliminary stage of the litigation, no estimate of possible loss can be made at this time.
U.S. Shareholder Claims
•A class action lawsuit was filed against Indivior PLC, Mark Crossley (the CEO of the Group), and Ryan Preblick (the CFO of the Group) on August 2, 2024, alleging violations of certain United States federal securities laws. The putative class, as alleged, includes plaintiffs that purchased or otherwise acquired Indivior securities between February 22, 2024 and July 8, 2024. The court entered an order appointing a lead plaintiff on October 7, 2024. The lead plaintiff must file an amended complaint on or before December 5, 2024, and the defendants must respond by January 10, 2025. Given the status and preliminary stage of the litigation, no estimate of possible loss can be made at this time.
Opiant Shareholder Claims
•On November 8, 2023, plaintiff James Litten filed a class action complaint in the Delaware Court of Chancery alleging that former officers and directors of Opiant Pharmaceuticals, Inc. ("Opiant") breached fiduciary duties of care, loyalty, and good faith in connection with Indivior PLC's 2022 acquisition of Opiant. The defendants moved to dismiss the complaint on January 26, 2024. On March 21, 2024, the plaintiff filed an amended complaint, which added Lazard Freres & Co. LLC, which was Opiant's advisor in the acquisition as a defendant. The defendants moved to dismiss the amended complaint on June 21, 2024. The motion to dismiss remains pending. The Group has begun its evaluation of the claims, believes it has meritorious defenses, and intends to vigorously defend itself. Given the status and preliminary stage of the litigation, no estimate of possible loss can be made at this time.
Dental Allegations
•The Group has been named as a defendant in numerous lawsuits alleging that Suboxone® Film was defectively designed and caused dental injury, and that the Group failed to properly warn of the risks of such injuries. The plaintiffs generally seek compensatory damages, as well as punitive damages and attorneys’ fees and costs. Plaintiffs and potential plaintiffs related to these lawsuits generally can be grouped as follows:
▪Dental MDL Plaintiffs: More than 675 of these cases have been consolidated in multi-district litigation in the Northern District of Ohio. See In Re Suboxone (Buprenorphine/Naloxone) Film Products Liability Litigation, MDL No. 3092 (N.D. Oh.) (the "Dental MDL").
▪Dental MDL Schedule A Plaintiffs: One complaint filed in the Dental MDL on June 14, 2024 attached a schedule of nearly 10,000 plaintiffs (the “Schedule A Plaintiffs”). The parties are in the process of negotiating a tolling agreement for the Schedule A Plaintiffs that would permit plaintiffs’ counsel additional time to investigate issues such as whether and when the Schedule A Plaintiffs used any Indivior product before determining whether to file individual complaints that ultimately would be coordinated with the Dental MDL. Plaintiffs indicated to the court they will dismiss more than 1,400 plaintiffs in the future, pursuant to a mechanism to be provided by the court.
▪State Court Plaintiffs: One complaint has been filed in New Jersey state court, and the parties have agreed to toll the claims of more than 850 other individuals in Delaware, New Jersey, and Virginia. Complaints have not yet been filed on behalf of the tolled individuals.

•Product liability cases such as these typically involve issues relating to medical causation, label warnings and reliance on those warnings, scientific evidence and findings, actual/provable injury and other matters. These cases are in their preliminary stages. These lawsuits and claims follow a June 2022 required revision to the Prescribing Information and Patient Medication Guide about dental problems reported in connection with buprenorphine medicines dissolved in the mouth to treat opioid use disorder. This revision was required by the FDA of all manufacturers of these products. The Group has been informed by its primary insurance carrier that defense costs for the Dental MDL should begin to be reimbursed now that the Group's self-insurance retention has been exhausted. Additionally, the Group's primary insurance carrier has issued a reservation of rights against payment of any liability costs. In the event of a liability finding, various factors could affect reimbursement or payment by insurers, if any, including (i) the scope of the insurers’ purported defenses and exclusions to avoid coverage, (ii) the outcome of negotiations with insurers, (iii) delays in or avoidance of payment by insurers and (iv) the extent to which insurers may become insolvent in the future. The Group has begun its evaluation of the claims, believes it has meritorious defenses, and intends to vigorously defend itself. Given the status and preliminary stage of the litigation, no estimate of possible loss can be made at this time.
•Applications to file class actions based on similar allegations as in the Dental MDL were filed in Quebec and British Columbia against various subsidiaries of the Group, among other defendants, in April 2024. The Group has begun its evaluation of the claims, believes it has meritorious defenses, and intends to vigorously defend itself. Given the status and preliminary stage of the litigation, no estimate of possible loss can be made at this time.
14. TRADE AND OTHER PAYABLES

	Sep 30, 2024	Dec 31, 2023
	$m	$m
Accrual for rebates, discounts and returns	(564)	(507)
Rebates payable	(44)	(28)
Accounts payable	(50)	(39)
Accruals and other payables	(138)	(150)
Other tax and social security payable	(19)	(19)
Total trade and other payables	(815)	(743)
15. SHARE CAPITAL

	Equity ordinary shares (thousands)	Nominal value paid per share	Aggregate nominal value $m
Issued and fully paid
At January 1, 2024	136,526	$0.50	68
Ordinary shares issued	1,456	$0.50	1
Shares repurchased and canceled	(8,407)	$0.50	(4)
At September 30, 2024	129,575		65

	Equity ordinary shares (thousands)	Nominal value paid per share	Aggregate nominal value $m
Issued and fully paid
At January 1, 2023	136,481	$0.50	68
Ordinary shares issued	1,943	$0.50	1
Shares repurchased and canceled	(484)	$0.50	—
At September 30, 2023	137,940		69
Ordinary shares issued
During the period, 1,456k ordinary shares at $0.50 each (YTD 2023: 1,943k at $0.50 each) were issued to satisfy vesting/exercises under the Group’s Long-Term Incentive Plan, the Indivior U.K. Savings-Related Share Option Scheme, and the U.S. Employee Stock Purchase Plan. In YTD 2024, net settlement of tax on employee equity awards was $20m (YTD 2023: $22m).
Shares repurchased and canceled
On May 3, 2022, the Group commenced a share repurchase program for an aggregate purchase price up to no more than $100m or 39,699k of ordinary shares, (equivalent shares post share consolidation: 7,940k) which concluded on February 28, 2023. During the 2023 period, the Company repurchased and canceled 484k ordinary shares with a nominal value of $0.50 each.

On November 17, 2023, the Group commenced a share repurchase program for an aggregate purchase price up to no more than $100m or 13,632k of ordinary shares which concluded on August 2, 2024. During the period, the Group repurchased and canceled a total of 4,532k of ordinary shares at $0.50 per share under this program.
On August 5, 2024, the Group commenced a share repurchase program for an aggregate purchase price of no more than $100m or 13,649k of ordinary shares and ending no later than January 31, 2025. During the period, the Group repurchased and canceled a total of 3,875k of ordinary shares at $0.50 per share under this program.
The aggregate nominal value of shares repurchased during 2024 under the November 2023 and August 2024 programs was $4m.
All ordinary shares repurchased during the period under share repurchase programs were canceled resulting in a transfer of the aggregate nominal value to a capital redemption reserve. The total cost of the purchases made under the share repurchase program during the period, including directly attributable transaction costs, was $122m (YTD 2023: $11m). A net repurchase amount of $16m has been recorded as a financial liability and reduction of retained earnings which represents the amount to be spent under the program through October 24, 2024, after which date the Company has the ability to modify or terminate the program. Total purchases under the share repurchase program will be made out of distributable profits.
16. ACQUISITION OF OPIANT
On March 2, 2023, the Group acquired 100% of the share capital of Opiant for upfront cash consideration of $146m and an additional maximum amount of $8.00 per share in Contingent Value Rights (CVR) to be potentially paid upon achievement of net sales milestones. As a result of the acquisition, the Group added OPVEE (nalmefene nasal spray), an opioid overdose treatment well-suited to confront illicit synthetic opioids like fentanyl, to its addiction science portfolio. OPVEE was approved by the FDA in May 2023 and launched in October 2023.
Since substantially all of the fair value of the gross assets acquired was concentrated in the OPVEE in-process research and development, the Group accounted for the transaction as an asset acquisition and recorded an intangible asset of $126m.
The cash outflow for the acquisition was $124m in Q1 2023, net of cash acquired, and inclusive of direct transaction costs. As part of the acquisition, the Group assumed outstanding debt of $10m which was settled and included as a cash outflow from financing activities.
Additional acquisition-related costs of $16m were incurred in 2023 and included in selling, general, and administrative expenses, primarily relating to severance, acceleration of vesting of Opiant employee share compensation, and short-term retention accruals.
17. BUSINESS COMBINATION
On November 1, 2023, the Group acquired an aseptic manufacturing facility (the "Facility") in the United States for upfront consideration of $5m in cash and assumption of certain contract manufacturing obligations. The Facility will be further developed to secure the long-term production and supply of SUBLOCADE.
The acquisition was accounted for as a business combination using the acquisition method of accounting in accordance with IFRS 3 Business Combinations. The assets acquired and liabilities assumed were recorded at fair value, with the excess of the purchase price over the fair value of the identifiable assets and liabilities recognized as goodwill. An onerous contract provision was recorded at fair value to reflect the present value of the expected losses from assumed contractual manufacturing obligations. Net operating losses attributable to these contractual obligations will be recorded against the onerous contract provision from the date of acquisition through fulfillment of the contracts in early 2025.
As of September 30, 2024, committed capital spend for the Facility is approximately $22m.
Identifiable assets acquired and liabilities assumed
As the acquisition was completed in late 2023, the provisional fair value of assets acquired and liabilities assumed at the date of acquisition was disclosed in the consolidated financial statements for the year ended December 31, 2023. During Q1 2024, based on new information obtained about facts and circumstances that existed as of the acquisition date, the Group adjusted the provisional fair values for acquired property, plant and equipment and the assumed onerous contract provision, with an adjustment to goodwill equal to the change in the net assets acquired. These measurement period adjustments were reflected in the comparative period presented in the Condensed Financial Statements in accordance with IFRS 3 Business Combinations. The following table provides a reconciliation from the provisional fair values of assets acquired and liabilities assumed at the date of acquisition as reported in the 2023 annual financial statements to the provisional fair values as adjusted during Q1 2024:

	Provisional values
	As Previously Reported	Measurement period adjustment	As adjusted
Net assets acquired	$m	$m	$m
Property, plant and equipment	28	(2)	26
Deferred tax assets	2	(1)	1
Trade and other payables	(1)	—	(1)
Provisions	(29)	6	(23)
Total net assets acquired	—	3	3
Goodwill
Goodwill arising from the acquisition has been recognized as follows, reflecting the Q1 2024 measurement period adjustments:

	Provisional values
	As Previously Reported	Measurement period adjustment	As adjusted
	$m	$m	$m
Consideration transferred	5	—	5
Less: Fair value of net assets acquired	—	(3)	(3)
Goodwill	5	(3)	2
The goodwill is primarily attributable to Indivior-specific synergies relating to accelerated in-sourcing of SUBLOCADE production and the skills and technical talent of the Facility's workforce.
18. DISCONTINUATION OF PERSERIS SALES & MARKETING
As announced in July 2024, the Group discontinued promotion and marketing support for PERSERIS, resulting in a headcount reduction of approximately 130 employees and termination of related contract manufacturing agreements. The decision was taken in consideration of regulatory changes announced during Q2 2024 which are expected to adversely intensify payor management of the treatment category in which PERSERIS competes and would make PERSERIS no longer financially viable. While the Group will continue to supply PERSERIS for the foreseeable future, the expected adverse impacts represented an impairment indicator for PERSERIS-related assets, resulting in year to date impairment charges and other expenses as detailed below. Charges of $42m recorded in Q2 included inventory provisions and impairment of tangible and intangible assets. Charges of $21m recorded in Q3 included contract termination costs and severance.

	Q3 2024	YTD 2024
Impairment charges, write downs and other charges	$m	$m
Charged to cost of goods sold
Marketed product intangible	—	9
Plant and equipment	—	8
Inventory	(2)	22
Contract termination fees	12	12
Sub-total: Cost of goods sold	10	51
Charged to SG&A:
Severance	7	7
Other expenses	4	5
Sub-total: SG&A	11	12
Total charges	21	63

19. SUBSEQUENT EVENTS
CT-102 Digital Therapeutic Product
Subsequent to September 30, 2024, as part of strategic streamlining actions, the Group discontinued its collaboration agreement for the development and commercialization of the prescription digital therapeutic product, CT-102. As a result, contract termination fees of approximately $7m and a non-cash impairment charge of approximately $8m will be incurred in Q4 2024.

APPENDIX: ADJUSTED RESULTS
Exceptional items and other adjustments
Exceptional items and other adjustments represent significant expenses or income that do not reflect the Group’s ongoing operations or the adjustment of which may help with the comparison to prior periods. Exceptional items and other adjustments are excluded from adjusted results consistent with the internal reporting provided to management and the Directors. Examples of such items could include income or restructuring and related expenses from the reconfiguration of the Group’s activities and/or capital structure, amortization of acquired intangible assets, impairment of current and non-current assets, gains and losses from the sale of intangible assets, certain costs arising as a result of significant and non-recurring regulatory and litigation matters, and certain tax related matters.
Adjusted results are not measures defined by IFRS and are not a substitute for, or superior to, reported results presented in accordance with IFRS. Adjusted results as presented by the Group are not necessarily comparable to similarly titled measures used by other companies. As a result, these performance measures should not be considered in isolation from, or as a substitute analysis for, the Group's reported results presented in accordance with IFRS. Management performs a quantitative and qualitative assessment to determine if an item should be considered for adjustment. The table below sets out exceptional items and other adjustments recorded in each period:

	Q3 2024	Q3 2023	YTD 2024	YTD 2023
For the three and nine months ended September 30	$m	$m	$m	$m
Exceptional items and other adjustments within cost of sales
Amortization of acquired intangible assets[1]	(3)	(3)	(9)	(5)
Discontinuation of sales and marketing for PERSERIS[2]	(10)	—	(51)	—
Total exceptional items and other adjustments within cost of sales	(13)	(3)	(60)	(5)

Exceptional items and other adjustments within SG&A
Legal costs/provisions[3]	(36)	(240)	(196)	(240)
Discontinuation of sales and marketing for PERSERIS[2]	(11)	—	(12)	—
Impairment of products in development[4]	(28)	—	(28)	—
Acquisition-related costs[6]	—	—	(4)	(16)
U.S. listing costs[7]	—	—	(4)	(6)
Total exceptional items and other adjustments within SG&A	(75)	(240)	(244)	(262)

Exceptional items within other (losses)/gains, net
Mark-to-market on equity investments[5]	(5)	—	(5)	—
Total exceptional items within other (losses)/gains, net	(5)	—	(5)	—

Total exceptional items and other adjustments before taxes	(93)	(243)	(309)	(267)
Tax on exceptional items and other adjustments	25	59	70	61
Exceptional tax items[8]	—	—	—	(8)
Total exceptional items and other adjustments	(68)	(184)	(239)	(214)
1.The Group reported adjusted cost of sales to exclude amortization of acquired intangible assets.
2.In Q3 2024 and YTD 2024 the Group recognized $21m and $63m of exceptional costs related to the discontinuation of sales and marketing for PERSERIS, including contractual fees, impairment of assets, inventory provisions and severance.
3.In Q3 2024, the Group recognized exceptional costs of $39m related to the expected settlement of certain antitrust legal matters. YTD 2024 also includes $85m related to the July 8, 2024 settlement of certain antitrust legal matters and $75m related to the Opioid MDL (refer to Notes 11 and 13).
4.In Q3 2024, the Group impaired a product in development resulting from a clinical study that did not demonstrate the anticipated results.
5.In Q3 2024, a mark-to-market adjustment was recorded related to the impact on the quoted market price of the ordinary shares of Aelis Farma of the announcement that the clinical Phase 2B study with AEF0117 in participants with cannabis use disorder did not demonstrate the anticipated results.
6.In YTD 2024, the Group recognized $4m of exceptional costs related to the acquisition and integration of the aseptic manufacturing site acquired in November 2023 (refer to note 17). In YTD 2023, the Group recognized $16m of exceptional costs related to the acquisition of Opiant (refer to Note 16).
7.The Group recognized exceptional costs related to listing Indivior shares on NASDAQ as the primary listing of $4m in YTD 2024 and $2m in Q3 2024 (YTD 2023: $6m).
8.Exceptional tax items in YTD 2023 are comprised of $5m write off of deferred tax assets and tax expense due to limitation on the deduction of executive compensation by U.S. publicly traded companies and $3m change in estimate as to the tax benefit of legal provisions booked in the prior year.

Adjusted results
Management provides certain adjusted financial measures which may be useful to investors. These adjusted financial measures exclude items which do not reflect the Group's day-to-day operations and therefore may help with comparisons to prior periods or among companies. Management may use these financial measures to better understand trends in the business.
The tables below present the adjustments between reported and adjusted results for both Q3/YTD 2024 and Q3/YTD 2023.
Reconciliation of gross profit to adjusted gross profit

	Q3 2024	Q3 2023	YTD 2024	YTD 2023
For the three and nine months ended September 30	$m	$m	$m	$m
Gross profit	238	225	681	665
Exceptional items and other adjustments in cost of sales	13	3	60	5
Adjusted gross profit	251	228	741	670
We define adjusted gross margin as adjusted gross profit divided by net revenue.
Reconciliation of selling, general and administrative expenses to adjusted selling, general and administrative expenses

	Q3 2024	Q3 2023	YTD 2024	YTD 2023
For the three and nine months ended September 30	$m	$m	$m	$m
Selling, general and administrative expenses	(208)	(390)	(665)	(654)
Exceptional items and other adjustments in selling, general and administrative expenses	75	240	244	262
Adjusted selling, general and administrative expenses	(133)	(150)	(421)	(392)
Reconciliation of operating profit/(loss) to adjusted operating profit

	Q3 2024	Q3 2023	YTD 2024	YTD 2023
For the three and nine months ended September 30	$m	$m	$m	$m
Operating profit/(loss)	4	(183)	(64)	(65)
Exceptional items and other adjustments in cost of sales	13	3	60	5
Exceptional items and other adjustments in selling, general and administrative expenses	75	240	244	262
Exceptional items and other adjustments in net other operating income	5	—	5	—
Adjusted operating profit	97	60	245	202
We define adjusted operating margin as adjusted operating profit divided by net revenue.
Reconciliation of loss before taxation to adjusted profit before taxation

	Q3 2024	Q3 2023	YTD 2024	YTD 2023
For the three and nine months ended September 30	$m	$m	$m	$m
Loss before taxation	(1)	(181)	(74)	(61)
Exceptional items and other adjustments in cost of sales	13	3	60	5
Exceptional items and other adjustments in selling, general and administrative expenses	75	240	244	262
Exceptional items and other adjustments in net other operating income	5	—	5	—
Adjusted profit before taxation	92	62	235	206
Reconciliation of tax expense to adjusted tax expense

	Q3 2024	Q3 2023	YTD 2024	YTD 2023
For the three and nine months ended September 30	$m	$m	$m	$m
Tax benefit/(expense)	5	46	17	9
Tax on exceptional items and other adjustments	(25)	(59)	(70)	(61)
Exceptional tax items	—	—	—	8
Adjusted tax (expense)	(20)	(13)	(53)	(44)
We define adjusted effective tax rate as adjusted tax expense divided by adjusted profit before taxation.

Reconciliation of net loss to adjusted net income

	Q3 2024	Q3 2023	YTD 2024	YTD 2023
For the three and nine months ended September 30	$m	$m	$m	$m
Net income/(loss)	4	(135)	(57)	(52)
Exceptional items and other adjustments in cost of sales	13	3	60	5
Exceptional items and other adjustments in selling, general and administrative expenses	75	240	244	262
Exceptional items and other adjustments in net other operating income	5	—	5	—
Tax on exceptional items and other adjustments	(25)	(59)	(70)	(61)
Exceptional tax items	—	—	—	8
Adjusted net income	72	49	182	162
Adjusted diluted earnings per share
Management believes that diluted earnings per share, adjusted for the impact of exceptional items and other adjustments after the appropriate tax amount, may provide meaningful information on underlying trends to shareholders in respect of earnings per ordinary share. Weighted average shares used in computing diluted earnings per share is included in Note 6. A reconciliation of net income to adjusted net income is included above.